FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

October, 2014

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

ENDESA CHILE

ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2014

Highlights for the Period

SUMMARY

➢  Net income attributable to Endesa Chile’s controlling shareholders reached Ch$ 188,119 million declining 11% when compared to September 2013, mainly due to higher costs of energy purchases and fuel consumption, particularly in Chile, a higher income tax, mainly in Colombia and Peru, and a greater negative exchange difference effect.

➢  Net electricity generation declined 1% reaching 37,344 GWh, primarily due to less thermal generation in Chile due to the shutdown of Bocamina II power plant and lower thermal generation dispatch in Argentina, which was offset by a greater hydro generation in Chile, Colombia and Argentina, and a higher thermal generation in Peru.

➢  Operating revenue increased 24% reaching Ch$ 1,809,886 million, as a consequence of a higher average energy sales price in Chile, Colombia and Peru, along with the full consolidation of GasAtacama’s Ch$ 64,562 million operating revenue.

➢  Procurement and services costs increased 37% to Ch$ 863,812 million, mainly explained by the greater cost of electricity purchases in Chile, higher fuel consumption in Chile and Peru, and higher transportation and other services costs in Colombia, Peru and Chile.

➢  Given the aforementioned factors, consolidated EBITDA increased 14% as of September 2014, reaching a total Ch$ 771,186 million.

➢  Net financial expense reached Ch$ 130,923 million, increasing 17% when compared to the same period in 2013, mainly due to a greater exchange difference expense in Chile and Argentina.

➢  On April 22nd, 2014, Endesa Chile purchased an additional 50% ownership share of GasAtacama Holding Ltda.  (GasAtacama). Therefore, GasAtacama is now fully consolidated.

➢  Income from shareholdings in associate companies declined 45% to Ch$ 44,404 million, mainly explained by a lower net income of Endesa Brasil and the lower contribution of GasAtacama which became part of the Group's consolidation perimeter.

FINANCIAL SUMMARY

➢  Consolidated debt as of September 2014 reached US$ 4,212 million remaining stable when compared to September 2013.

➢  The average interest rate, a significant cost component, remained at 7.4% when compared to September 2013.

➢  Financial expenses coverage ratio decreased from 5.62 to 5.42 times mainly due to a greater expense on financial results.

➢  Liquidity, a critical factor in financial management, continues to stand in a solid position:

•         Consolidated committed credit lines: US$ 473 million.

•         Consolidated uncommitted credit lines: US$ 327 million.

•         Consolidated Cash and cash equivalents: US$ 600 million.

•         Consolidated Cash and cash equivalents + over 90 day term deposits: US$ 635 million.

TABLE OF CONTENTS

CONSOLIDATED INCOME STATEMENT ANALYSIS	4
NET INCOME	4
OPERATING INCOME	4
ANALYSIS BY COUNTRY	5
CHILE	5
ARGENTINA	6
COLOMBIA	6
PERU	7
NET FINANCIAL RESULT	7
OTHER RESULTS AND TAXES	7
CONSOLIDATED BALANCE SHEET ANALYSIS	8
ASSETS	8
LIABILITIES AND SHAREHOLDER S EQUITY	9
EVOLUTION OF KEY FINANCIAL RATIOS	10
CONSOLIDATED STATEMENTS OF CASH FLOWS ANALYSIS	11
CAPEX AND DEPRECIATION	11
MAIN RISKS ASSOCIATED TO THE ACTIVITIES OF ENDESA CHILE	12
BOOK VALUE AND ECONOMIC VALUE OF ASSETS	16

Consolidated Income Statement Analysis

Net Income

Income attributable to the controlling shareholders of Endesa Chile as of September 2014 was Ch$ 188,119 million, compared to Ch$ 212,028 million booked for the same period in 2013, representing an 11% decrease.

A comparison of each item of the income statement is presented below:

CONSOLIDATED INCOME STATEMENT (Million Ch$)	9M 2014	9M 2013	Chg	Chg %
REVENUES	1,809,886	1,460,088	349,798	24%
Sales	1,758,172	1,437,491	320,681	22%
Other operating revenues	51,714	22,597	29,117	129%
PROCUREMENT AND SERVICES	(863,812)	(631,325)	(232,487)	37%
Energy purchases	(321,738)	(173,703)	(148,035)	85%
Fuel consumption	(305,651)	(261,492)	(44,159)	17%
Transportation expenses	(185,992)	(166,549)	(19,443)	12%
Other variable costs	(50,431)	(29,581)	(20,850)	70%
CONTRIBUTION MARGIN	946,074	828,763	117,311	14%
Other work performed by entity and capitalized	20,615	13,482	7,133	53%
Employee benefits expense	(99,703)	(91,371)	(8,332)	9%
Other fixed operating expenses	(95,800)	(77,104)	(18,696)	24%
GROSS OPERATING INCOME (EBITDA)	771,186	673,770	97,416	14%
Depreciation, Amortization	(148,220)	(141,446)	(6,774)	5%
Reversal of impairment profit	(1,052)	(3,816)	2,764	(72%)
OPERATING INCOME	621,914	528,508	93,406	18%
NET FINANCIAL EXPENSE	(130,923)	(111,941)	(18,982)	17%
Financial income	11,263	8,038	3,225	40%
Financial costs	(107,744)	(108,616)	872	(1%)
Gain (Loss) for indexed assets and liabilities	2,424	(940)	3,364	358%
Foreign currency exchange differences, net	(36,866)	(10,423)	(26,443)	254%
OTHER NON-OPERATING RESULTS	87,793	84,648	3,145	4%
Share of profit (loss) of associates accounted for using the equity method	44,404	81,394	(36,990)	(45%)
Net Income From Other Investments	43,319	809	42,510	5255%
Net Income From Sale of Assets	70	2,445	(2,375)	(97%)
NET INCOME BEFORE TAXES	578,784	501,215	77,569	15%
Income Tax	(187,785)	(140,989)	(46,796)	33%
NET INCOME	390,999	360,226	30,773	9%
Owners of parent	188,119	212,028	(23,909)	(11%)
Non-controlling interest	202,880	148,198	54,682	37%
Earning per share (Ch$ /share)	22.9	25.9	(2.9)	(11%)

Operating Income

As of September 2014, operating income reached Ch$ 621,914 million, an 18% increase when compared to Ch$ 528,508 million reported for the same period in 2013.

This higher margin was mainly explained by Ch$ 349,798 million greater operating revenue due to a higher average electricity sales price expressed in Chilean pesos, and the change to full consolidation of Gas Atacama amounting to Ch$ 64,562 million. The aforementioned was partially offset by Ch$ 148,035 million greater electricity purchase costs, Ch$ 44,159 million higher fuel consumption, Ch$ 19,443 million greater transportation costs, and Ch$ 20,850 million greater other procurement and services costs.

Endesa Chile’s EBITDA, or gross operating income, increased 14% when compared to the same period in 2013, reaching Ch$771,186 million, not including the Ch$ 35,173 million profit of Endesa Brasil, which was accounted using the equity method.

In summary, Endesa Chile and its subsidiaries’ revenues, costs and operating income per country for the periods ended September 30, 2014 and 2013, are shown below:

COUNTRY (Million Ch$)	Chile		Argentina		Colombia		Peru		Consolidated
	9M 2014	9M 2013	9M 2014	9M 2013	9M 2014	9M 2013	9M 2014	9M 2013	9M 2014	9M 2013
Operating Revenues	887,073	698,716	76,759	84,549	588,368	476,874	257,950	200,280	1,809,886	1,460,088
% of consolidated	49%	48%	4%	6%	33%	33%	14%	13%	100%	100%
Operating Costs	(753,463)	(527,467)	(55,001)	(74,748)	(222,667)	(204,575)	(157,105)	(125,121)	(1,187,972)	(931,580)
% of consolidated	63%	57%	5%	8%	19%	22%	13%	13%	100%	100%
Operating Income	133,610	171,249	21,758	9,801	365,701	272,299	100,845	75,159	621,914	528,508

Revenues, costs and operating income per subsidiary of Endesa Chile, for the periods ended September 30, 2014 and 2013 are shown below:

	9M 2014			9M 2013
Million Ch$	Operating Revenues	Operating Costs	Operating Income	Operating Revenues	Operating Costs	Operating Income
Endesa Costanera	52,997	(42,995)	10,002	58,382	(57,756)	626
El Chocon	23,839	(12,028)	11,811	26,268	(16,688)	9,580
Investment Vehicles in Argentina and Consolidation Adjustments	(77)	22	(55)	(101)	(304)	(405)
Edegel	234,846	(145,626)	89,220	200,585	(125,330)	75,255
Investment Vehicles in Peru and Consolidation Adjustments	23,104	(11,479)	11,625	(305)	209	(96)
Emgesa	588,375	(222,713)	365,662	476,845	(204,617)	272,228
Investment Vehicles in Colombia and Consolidation Adjustments	(7)	46	39	29	42	71
Consolidation Foreign Subsidiaries Adjustments	(264)	264	-	(331)	331	-
Endesa Chile and Chilean subsidiaries	887,073	(753,463)	133,610	698,716	(527,467)	171,249
Total Consolidation	1,809,886	(1,187,972)	621,914	1,460,088	(931,580)	528,508

Analysis by Country

CHILE

Operations in Chile recorded a 22% reduction in operating income, totalling Ch$ 133,610 million, while EBITDA declined 14% to Ch$ 206,718 million as of September 2014. This weaker result of the business in Chile was a consequence of Ch$ 154,099 million higher electricity purchase costs due to greater physical purchases in the spot market (+1,575 GWh), Ch$ 45,915 million higher fuel consumption costs and Ch$ 12,066 million higher transportation costs, other procurement costs and services.

The above was partially compensated by a Ch$ 188,356 million increase in operating revenue resulting from greater physical sales and a higher average electricity sales price expressed in Chilean pesos, coupled with the change to full consolidation of GasAtacama representing Ch$ 64,562 million.

ARGENTINA

Operating income in Argentina increased Ch$ 11,957 million during this period reaching Ch$ 21,758 million, and EBITDA reached Ch$ 35,036 million as of September 2014, compared to Ch$ 25,138 million the previous period in 2013. This improved performance included Ch$ 24,608 million related to Endesa Costanera combined cycle availability contract and Ch$ 9,058 million lower electricity purchase costs, offset by lower electricity sales revenue mainly due to lower physical sales to free customers.

Operating income of Endesa Costanera reached Ch$ 10,002 million, increasing Ch$ 9,376 million as of September 2014, as a consequence of greater revenue mainly due to the availability contract signed with the regulator which increased Ch$ 10,250 million, in addition to Ch$ 6,927 million lower transportation costs and energy purchases. The aforementioned was partially offset by lower energy sales revenue mainly explained by lower thermal generation and a lower average electricity sales price.

Operating income of El Chocon reached Ch$ 11,811 million, representing a 23% increase when compared to September 2013, basically due to a Ch$ 3,432 million reduction of electricity purchase costs. This was partially offset by a 9% operating revenue reduction, which amounted to Ch$ 23,839 million as of September 2014, in spite of the 16% increase in physical sales when compared to the same period in 2013, mainly caused by the exchange rate conversion effect and the lower average sales price.

The conversion effect resulting from the translation of financial statements expressed in Argentine pesos to Chilean peso in both periods causes a 24% reduction in Chilean pesos as of September 2014 when compared to September 2013.

COLOMBIA

Operating income in Colombia increased Ch$ 93,401 million as of September 2014, reaching Ch$ 356,700 million, and EBITDA reached Ch$ 396,672 million representing a 32% increase compared to the Ch$ 300,073 million booked for the same period of the previous year. This positive outcome was mainly explained by a Ch$ 111,494 million operating revenue increase related to a higher average electricity spot market sales price and Ch$ 3,756 million lower fuel consumption due to the lower thermal generation.

The above was partially offset by a Ch$ 14,903 million increase in transportation costs and other variable procurement costs and services.

The conversion effect resulting from the translation of financial statements expressed in Colombian pesos to Chilean pesos in both periods leads to a 9.7% increase in Chilean pesos as of September 2014 when compared to September 2013.

PERU

Operating income grew 34% totaling Ch$ 100,845 million as of September 2014 compared to Ch$ 75,159 million for the same period of 2013. EBITDA, or gross operating income, of the business in Peru increased 23% reaching Ch$ 132,760 million. Operating revenue increased 29%, equivalent to Ch$ 57,670 million, mainly responding to an increase in physical sales and a 23% increase in the average electricity sales price expressed in Chilean pesos.

The above was partially offset by an Ch$ 11,378 million increase in fuel consumption costs related to greater thermal generation, a Ch$ 7,405 million increase in transportation expenses and a Ch$ 7,365 million increase in other variable procurement costs and services.

The conversion effect resulting from the translation of financial statements expressed in the Peruvian sol to the Chilean peso in both periods causes a 9.5% increase in Chilean pesos as of September, 2014 when compared to September, 2013.

Net Financial Result

As of September 2014, net financial result of Endesa Chile recorded a Ch$ 130,923 million loss, increasing 17% when compared to the Ch$ 111,941 million loss for the period ended September 30, 2013. This variation was mainly explained by the Ch$ 26,443 million negative exchange difference related to Costanera’s US dollar debt with Mitsubishi, as well as financial derivative contracts of Endesa Chile, offset by Ch$ 3,225 million greater financial income and by Ch$ 3,364 million higher gain for indexed assets and liabilities.

Other Results and Taxes

Income from shareholdings in associated companies reached Ch$ 44,404 million as of September 2014, decreasing 45% when compared to September 2013. This variation was mainly due to Ch$ 31,815 million lower net income from Endesa Brasil caused by lower profits from distribution companies in Brazil, as well as the Ch$ 7,651 million lower net income from GasAtacama S.A. due to the change in the consolidation method, resulting from Endesa Chile’s acquisition of an additional 50% stake.

Income from other investments totaled Ch$ 43,319 million mainly as a consequence of the revaluation of the pre-existing shareholding Endesa Chile had before purchasing the additional 50% of Gasatacama and the recognition of retained conversion differences in that investment at the acquisition date.

Income tax expenses increased 33%, equivalent to Ch$ 46,796 million, when compared to 2013, mainly in Colombia and Peru.

Consolidated Balance Sheet Analysis

Assets

Assets (Million Ch$)	Sep-14	Dec-13	Chg	Chg %
Current Assets	1,141,795	965,432	176,363	18%
Non-Current Assets	6,351,728	5,796,693	555,035	10%
TOTAL ASSETS	7,493,523	6,762,125	731,398	11%

Total assets of the company, as of September 2014, increased Ch$ 731,398 million when compared to December 2013, primarily due to:

➢  An increase in Current Assets amounting to Ch$ 176,363 million equivalent to 18%, mainly due to:

❖  An increase in cash and cash equivalents amounting to Ch$ 36,931 million. Increase in Emgesa reached Ch$ 54,819 million as a result of a Ch$ 559,594 million increase in collections, Ch$ 170,406 million increase from bonds issues and positive conversion effects amounting to Ch$ 21,494 million. These effects were offset by investment payments and interest amounting to Ch$ 536,388 million, and a Ch$ 151,494 million dividend payment. The full consolidation of GasAtacama amounting to Ch$ 42,436 million. The aforementioned was offset by a reduction in Endesa Chile amounting to Ch$ 55,690 million due to the redemption of Ch$ 53,568 million in term deposits.

❖  A Ch$ 98,386 million increase in Trade and Other account receivables, mainly explained by Ch$ 27,104 million due to the full consolidation of GasAtacama, a Ch$ 16,325 million increase in Endesa Chile related to electricity sales and an increase in Edegel amounting to Ch$ 16,896 million related to customer accounts receivables.

❖  An increase in related company account receivables amounting to Ch$ 28,343 million, mainly explained by higher dividends receivable from Endesa Brasil amounting to Ch$ 33,069 million and Ch$ 10,250 million in advances to GNL Chile, offset by Ch$ 15,383 million lower accounts receivables from GasAtacama due to its full consolidation since April, 2014.

❖  A Ch$ 28,345 million increase in inventories due to Ch$ 16,390 million from full consolidation of GasAtacama, and an increase in Endesa Chile and Celta amounting to Ch $11,385 million from coal and diesel oil purchases.

❖  The above was partially compensated by a Ch$ 8,620 million reduction in current tax assets and other non-financial assets amounting to Ch$ 10,165 million.

➢  A increase of Non-current assets amounting to Ch$ 555,035 million, mainly explained by:

❖  An increase in property, plant and equipment amounting to Ch$ 610,486 million related to the Ch$ 332,977 million in investments during the period, positive conversion effects for Ch$ 223,046 million, the full consolidation of GasAtacama representing Ch$ 198,928 million, offset by Ch$ 144,228 million in depreciation.

❖  Ch$ 31,035 million increase in deferred tax assets, mainly in Chilean companies, which showed Ch$ 2,567 million higher asset due to the new tax reform, coupled with Ch$ 20,115 million from full consolidation of GasAtacama.

❖  The above was partially compensated by a Ch$ 102,766 million reduction in investments booked using the equity method mainly responding to the full consolidation of GasAtacama which represented Ch$ 123,628 million investment as of December 2013.

Liabilities and Shareholder’s Equity

Liabilities and Shareholder's Equity (Million Ch$)	Sep-14	Dec-13	Chg	Chg %
Current Liabilities	1,315,605	1,238,391	77,214	6%
Non-Current Liabilities	2,422,724	1,935,920	486,804	25%
Equity	3,755,194	3,587,814	167,380	5%
Equity attributable to owners of parent	2,756,880	2,651,968	104,912	4%
Non-controlling	998,314	935,846	62,468	7%
TOTAL EQUITY AND LIABILITIES	7,493,523	6,762,125	731,398	11%

The Company’s Total Liabilities increased Ch$ 731,398 million when compared to December 2013, mainly due to:

➢  An increase in current liabilities amounting to Ch$ 77,214 million, equivalent to 6%, explained by:

❖ An increase in Other Current Financial Liabilities amounting to Ch$ 72,148 million. A Ch$ 34,561 million increase in Endesa Chile mainly related to Ch$ 34,916 million in bond interest accruals, exchange differences amounting to Ch$ 11,277 million, Ch$ 16,553 million related to financial derivative contracts, and the Ch$ 114,628 million in US dollar bond debt changing from long-term to short term. The above compensated by bank loan payments amounting to Ch$ 111,734 million and bond interest payments amounting to Ch$ 31,356 million. A Ch$ 34,287 million increase in Emgesa basically explained by the Ch$ 74,188 million long-term bond debt going into the short term, Ch$ 57,841 million interest accruals, Ch$ 6,691 million in currency conversion effects, compensated by bond debt principal and interest payments amounting to Ch$ 106,949 million.

❖  A Ch$ 21,729 million increase in accounts payable to related parties, mainly trade payables to Enersis amounting to Ch$ 25,906 million and loan payables to Enersis ascending to Ch$ 37,106 million, offset by the Ch$ 39,954 million dividend payment to Enersis.

❖  The aforementioned was partially compensated by lower Trade and Other current accounts payable decreasing Ch$ 20,585 million, resulting primarily from dividend payments and trade payables to electricity and fuel suppliers.

➢  An increase of Non-Current Liabilities amounting to Ch$ 486,804 million, equivalent to 25%, primarily explained by the following:

❖  An increase of Other non-current financial liabilities amounting to Ch$ 377,311 million. An increase in Endesa Chile amounting to Ch$ 172,155 million, due to the Ch$ 219,616 million new US dollar bond issuance, exchange difference and bond price adjustments amounting to Ch$ 64,510 million, forward and swap contracts for Ch$ 11,679 million, compensated by Ch$ 114,628 million in US dollar long-term bond debt going into the short term. A Ch$ 175,474 million increase in Emgesa due to the new bond issuance amounting to Ch$ 170,406 million, Ch$ 77,555 million related to currency conversion effects, compensated by Ch$ 72,206 million of long-term bond debt going into the short term.

❖  An increase of deferred tax liabilities amounting to Ch$ 99,220 million, mainly due to Chilean companies which recorded Ch$ 62,375 million higher liability related to the new tax reform, coupled with Ch$ 30,799 million from full consolidation of GasAtacama.

➢  Net equity increased Ch$ 167,380 million when compared to December 2013. The controlling shareholder’s equity increased Ch$ 104,912 million, mainly due to the period’s net income reaching Ch$ 188,119 million, conversion reserves amounting Ch$ 116,859 million, offset by a Ch$ 84,336 million hedging reserves reduction, dividends amounting to Ch$ 70,785 million and the effect of taxation changes in Chile amounting to Ch$ 60,685 million.

➢  Minority shareholdings increased Ch$ 62,468 million, primarily as a result of the period’s net income reaching Ch$ 202,880 million, comprehensive income amounting to Ch$ 60,777 million, offset by the period’s dividends which reached Ch$ 201,148 million.

Evolution Of Key Financial Ratios

Indicator		Unit	Sep-14	Dec-13	Sep-13	Chg	Chg %
Liquidity	Liquidity	Times	0.87	0.78	-	0.09	12%
	Acid-test *	Times	0.81	0.73	-	0.08	11%
	Working capital	Million Ch$	(173,810)	(272,959)	-	99,149	(36%)
Leverage	Leverage **	Times	1.00	0.88	-	0.12	14%
	Short-term debt	%	35.2%	39.0%	-	-4%	(10%)
	Long-term debt	%	64.8%	61.0%	-	4%	6%
	Financial expenses coverage*	Times	5.42	-	5.62	(0.20)	(4%)
Profitability	Op. income / Op. Revenues	%	34.4%	-	36.2%	(2%)	(5%)
	ROE ***	%	12.3%	-	10.9%	1%	12%
	ROA ***	%	8.5%	-	7.5%	1%	13%

* EBITDA / (Financial expenses + Income (Loss) for indexed assets and liabilities + Foreign currency exchange differences, net)
** Total debt / (equity + minority interest)
*** Annualized figures

The liquidity ratio as of September 2014 reached 0.87 times, representing a 12% increase when compared to December 2013. The aforementioned figure reflects the solid liquidity position of the Company, meeting its debt obligations and financing its investments with cash surpluses and presenting an adequate schedule of its debt maturities.

The quick (acid) ratio reached 0.81 times, representing an 11% increase when compared to December 2013, primarily explained by an increase in current assets within the cash and cash equivalents, trade accounts receivables and related party accounts receivables categories.

The leverage ratio reached 1.0 as of September 2014 representing a 14% increase when compared to December 2013.

Consolidated Statements of Cash Flows Analysis

The Company generated a Ch$ 98,384 million negative net cash flow during the period of 2014 composed by the following categories:

Cash Flow (Million Ch$)	9M 2014	9M 2013	Chg	Chg %
Net cash flows from (used in) operating activities	480,600	424,205	56,395	13%
Net cash flows from (used in) investing activities	(313,050)	(156,582)	(156,468)	100%
Net cash flows from (used in) financing activities	(153,017)	(163,320)	10,303	(6%)
Net increase (decrease) in cash and cash equivalents, before the effect of changes in the exchange rate	14,533	104,303	(89,770)	(86%)

Operating activities generated a Ch$ 480,600 million positive cash flow, which represented a 13% increase when compared to September 2013. This cash flow was mainly composed by collections of sales of good and rendered services amounting to Ch$ 2,049,669 million, offset by payments to suppliers of goods and services amounting to Ch$ 1,262,883 million, tax payments amounting to Ch$ 119,802 million and employee related payments amounting to Ch$ 88,952 million.

Investment activities generated a Ch$ 313,050 million negative cash flow, mainly due to the Ch$ 308,500 million investment in property, plant and equipment, and the payment of the GasAtacama shareholding purchase amounting to Ch$ 37,655 million (See Note No 5 of financial statements). These effects were partially offset by dividends received amounting to Ch$ 58,914 million.

Financing activities generated a Ch$ 153,017 million negative cash flow. This negative cash flow was mainly caused by the Ch$ 318,205 million dividend payment, the Ch$ 110,996 million in interests paid, and the payment of loans and financial leasing amounting to Ch$ 581,140 million, compensated by the collection of loan payments from related companies and third parties amounting to Ch$ 869,755 million.

Capex and Depreciation

Company (Million Ch$)	Payments for Additions of Fixed Assets		Depreciation
	9M 2014	9M 2013	9M 2014	9M 2013
Endesa Chile	90,992	44,283	42,779	44,538
Endesa Eco	0	7,774	0	14,617
Pehuenche	543	171	6,218	6,405
Inversiones Gas Atacama	944	0	5,385	0
Celta	19,921	9,330	16,760	2,203
Túnel El Melón	0	0	43	37
EASA (Group)	27,313	22,903	13,196	15,337
Emgesa	136,240	112,970	29,047	27,150
Generandes Peru (Group)	32,547	7,621	30,800	28,155
Total Consolidated	308,500	205,052	144,228	138,442

Main Risks associated to the activities of Endesa Chile

The Group companies are exposed to certain risks that are managed by applying identification, measurement, limitation of concentration and supervision systems.

Among the basic principles defined by the company in terms of establishing their risk management policy, the following are regarded with particular importance:

➢   Compliance with the rules of good corporate governance.

➢   Strict compliance with all of the Groups’ internal rules.

➢   Each business and corporate department defines:

I.   The markets in which it may operate according to its know-how and sufficient capabilities in order to assure an effective management of risk.

II.  Counterpart criteria.

III. Authorized Operators.

➢   The businesses and corporate departments establish their predisposition to risk, within each market in which they operate, in a manner consistent with the defined strategy.

➢   All business operations and corporate departments operate within the approved limits of each case.

➢   The businesses, corporate departments, business lines and companies establish the risk management controls necessary to assure that market transactions are performed according to Endesa Chile policies, rules and procedures.

Interest Rate Risk

Interest rate variations modify the fair value of those assets and liabilities that accrue a fixed interest rate, as well as the future cash flows of assets and liabilities pegged to a variable interest rates.

The purpose of interest-rate risk management is to reach a balanced debt structure in order to minimize the cost of debt while maintaining low income statement volatility.

In compliance with current interest rate hedging policy, the percentage of fixed and/or hedged debt to total net debt was 67% as of September 30, 2014.

Depending on the Group’s forecasts and debt structure objectives, hedging transactions take place through purchasing derivatives that mitigate these risks. The instruments currently being used to comply with the policy are interest rate swaps that allow variable interest rates to be converted to fixed rates.

The financial debt structure of the Endesa Chile Group, in terms of fixed, hedged and variable interest rate, using derivatives, is the following:

	Sep-14	Dec-13
Fixed Interest Rate	67%	71%
Variable Interest Rate	33%	29%
Total	100%	100%

Exchange Rate Risk

Exchange rate risk is mainly related to the following transactions:

➢  Endesa Chile’s subsidiaries and affiliate companies debt commitments denominated in currencies other than that of the companies’ cash flows.

➢  Payments of project related supplies in currencies that are different from that of the companies’ cash flows indexation.

➢  Revenues of Group companies that are directly linked to the US dollar.

➢  Cash flows from foreign subsidiaries to the holding companies in Chile exposed to exchange rate variations.

In order to mitigate exchange rate risk, Endesa Chile’s exchange rate hedging policy is based on cash flows and focuses on maintaining a balance between cash flows that are indexed to the US dollar and the amount of asset and liability denominated in such currency. The objective is to minimize the exposure of cash flows to the risk related to exchange-rate fluctuations.

Currency swaps and exchange rate forwards are the instruments currently used in order to comply with this policy. Likewise, the policy is intended to foster refinancing debts in the currency used by each of the company operations.

Commodities Risk

Endesa Chile Group is exposed to risk related to price fluctuation of certain commodities, primarily due to:

➢  Fuel purchases for electricity generation.

➢  Energy trading transactions in the local markets.

In order to reduce risks under extreme drought conditions, the company has defined a trading policy that establishes sales commitment levels based on the firm energy capacity of its power plants during a year considered dry, and includes risk mitigation clauses in some contracts with unregulated customers, and in the case of regulated customers framed under long-term bidding processes, it determines indexing polynomials that reduce exposure to commodities.

Considering the operating conditions faced by the electricity generation market in Chile, drought and volatility of commodity prices in international markets, the company is constantly evaluating the convenience of contracting hedges to mitigate the impact of these price changes on profits. As of September 30, 2014 and as of December 31, 2013 there were no outstanding commodities derivatives operations.

According to the operating conditions that are constantly being updated, these coverage measures may be modified, or include other commodities.

Liquidity Risk

The Group’s liquidity policy consists of contracting committed long-term credit facilities and short term financial investments, for the amounts required to support estimated future needs for a certain period based on the conditions and the expectations of debt and capital markets.

The aforementioned forecast includes net financial debt maturities, i.e. after financial derivatives. For further detail with regard to the characteristics and conditions of financial debt and financial derivatives, see Notes 17 and 18 and appendix 4, respectively.

As of September 30, 2014, the liquidity position of the Endesa Chile Group was Ch$ 360,738 million in cash and other cash equivalents, and Ch$ 177,328 million in long-term committed credit facilities. As of December 31, 2013, the Endesa Chile Group’s liquidity was Ch$ 323,807 million in cash and other cash equivalents and Ch$ 153,458 million in long-term committed credit facilities.

Credit Risk

•           Commercial account receivables

Concerning the credit risk associated with accounts receivables stemming from commercial activities, historically the risk has been limited due to short-term payment deadlines, preventing clients from accumulating significant individual amounts.

In some countries it is possible to cut off the power supply in the event of non-payment, and almost all contracts state that payment default is a cause for contract termination. Therefore, credit risk is monitored constantly as well as the maximum amounts exposed to payment risk, which as stated previously, is limited.

•           Financial assets

Investments resulting from cash surpluses take place in both national and foreign first-class financial entities (with a credit rating equivalent to investment grade), with limits set for each entity.

In selecting the banks for such investments, only those with investment grade ratings from the 3 main international credit-rating agencies (Moody’s, S&P and Fitch) are considered.

Investments may be guaranteed by treasury bonds of the countries with operations and/or papers issued by first class banks, giving priority to the latter for offering higher returns (always within the current investment policies).

Derivative contracts are carried out with creditworthy entities, so that all transactions take place with investment grade entities.

Risk Measurement

The Endesa Chile Group performs a Value at Risk measurement of its debt and financial derivatives, in order to monitor the risk burden of the company, thereby limiting income statement volatility.

The portfolio included in the calculation of the Value at Risk consists of:

➢  Financial debt.

➢  Hedging derivatives for debt, dividends, and projects.

The Value at Risk calculated represents the potential loss of value in the portfolio described above within a one day period with 95% confidence. To this effect, a study of the volatility of the risk variables that affect the value of the portfolio was performed, including:

➢  US Dollar interest rate.

➢  The different currencies used by our companies operations, the local indexes regularly used by banks.

➢  The exchange rate of the different currencies used in the calculation.

The calculation of Value at Risk is based on the generation of possible future scenarios (in one day) of market values (both spot and at term) of the risk variables, using the Bootstrapping methodology. The number of scenarios generated ensures compliance with the simulation’s convergence criteria. For the simulation of future price scenarios, the volatilities and correlations matrix of the different variables at risk have been applied and calculated based on the historic logarithmic price returns.

Once the price scenarios are generated, the fair value of the portfolio is calculated for each scenario, obtaining a one day distribution of possible values. The one day Value at Risk with 95% confidence is calculated as the percentile of 5% of the possible increases in fair value of the portfolio in one day.

The valuation of the different financial debt and derivative positions included in the calculation has been performed following the economic capital calculation methodology reported to management.

Taking into account the above-mentioned hypotheses, the Value at Risk of financial debt and derivative positions are shown in the following table:

Financial Position (Th Ch$)	Sep-14	Dec-13
Interest Rate	12,413,788	8,035,082
Exchange Rate	3,368,315	2,205,128
Correlation	(2,887,902)	(3,291,060)
Total	12,894,201	6,949,150

The Value at Risk positions have evolved during the nine-month period of 2014 and year 2013 depending on the start/maturity of operations throughout each year.

Other Risks

As is common practice in credit facilities and capital market operations, a portion of Endesa Chile's financial debt is subject to cross default provisions.

Non-payment – after any applicable grace period – of Endesa Chile's debts, with an outstanding balance exceeding the equivalent of US$ 50 million, and whose amount past due also exceeds the equivalent of US$ 50 million, could lead to the acceleration of the syndicated loan. Furthermore, this loan contains provisions under which certain events other than non-payment, in the company, such as bankruptcy, insolvency proceedings, and adverse judicial sentence rulings for an amount greater than US$ 100 million, and expropriation of assets, among others, could lead to the acceleration of this debt.

Additionally, non-payment – after any applicable grace period – for any debt of Endesa Chile or any of its Chilean subsidiaries, with a principal amount that exceeds US$ 30 million could lead to the acceleration payment of its Yankee Bonds. In the specific case of Yankee bond issued in April 2014, maturing in 2024, the threshold is US$ 50 million.

Lastly, in the case of Endesa Chile’s local bonds and credit lines, acceleration is only triggered by the Issuer’s default.

There are no credit-agreement clauses stating that changes in the corporate or debt rating of these companies, performed by the credit-rating agencies, result in the need to make prepayments of debt.

Book Value and Economic Value of Assets

With regard to most relevant assets, it is worth noting the following:

Property, plants, and equipment are valued at their acquisition cost, net of the corresponding accumulated depreciation, and impairment losses. The property, plants, and equipment, net of their residual value, depreciate by distributing the cost of their different components linearly over the years of the expected life of the asset, which is the period in which the companies expect to use them. The estimated life of the asset is revised periodically.

The appreciation (goodwill) generated in the consolidation, represents the premium over the cost of acquisition regarding the Group's participation in the fair value of assets and liabilities, including the identifiable contingent liabilities of a subsidiary on the date of acquisition. The appreciation is not amortized, but at the end of each accounting period an estimation of any impairment that might reduce its recoverable value to an amount below the recorded net cost is calculated, in which case an adjustment is made for the impairment (see Note 3.b of the Financial Statements).

Throughout the year, and most importantly at its closing, an evaluation is carried out to determine if any asset has suffered an impairment loss. In the event that there is an indication of such loss, an estimate of the recoverable value of such asset takes place to determine the level of impairment. Where it is not possible to estimate the recoverable amount of an individual asset, we estimate the recoverable amount of the cash-generating unit to which the asset belongs, which is considered to be the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Assets denominated in a foreign currency are translated using the periods closing exchange rate.

Accounts and notes receivable from related companies are classified according to their maturity in short term and long-term. Transactions comply with conditions prevailing in the market.

In summary, assets values are determined according to the International Financial Reporting Standards whose criteria are presented in Notes N°2 and N°3 of the Financial Statements.

CONTACT INFORMATION

For further information, please contact us:

Susana Rey M. Investor Relations Director susana.rey@endesa.cl (+56) 22630 9606	Catalina González S. Head of Investor Relations cbgs@endesa.cl (+56) 22630 9603
Guillermo Berguecio B. Investor Relations Associate gabb@endesa.cl (+56) 22630 9506	Francisco Basauri M. Investor Relations Associate fbasauri@endesa.cl (+56) 22630 9585

DISCLAIMER

This Press Release contains statements that could constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Endesa Chile and its management with respect to, among other things: (1) Endesa Chile’s business plans; (2) Endesa Chile’s cost-reduction plans; (3) trends affecting Endesa Chile’s financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Endesa Chile or its subsidiaries. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in the equity capital markets of the United States or Chile, an increase in the market rates of interest in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere and other factors described in Endesa Chile’s Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which state only as of their dates. Endesa Chile undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ JOAQUÍN GALINDO V.
Joaquín Galindo V. Chief Executive Officer

Dated: October 27, 2014